UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

FORESTAR GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

346232 101

(CUSIP Number)

Thomas B. Montano, D.R. Horton, Inc., 1341 Horton Circle Arlington, Texas 76011 (817) 390-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 346232 101

(1)	Names Of Reporting Persons. D.R. Horton, Inc.
(2)	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 31,451,063
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 31,451,063
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,451,063
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 64.0%*
(14)	Type of Reporting Person (See Instructions) CO

*	Calculated in accordance with Rule 13d-3(d)(1), based on 49,124,801 shares of the Issuer’s common stock outstanding as of April 19, 2021.

Item 1. Security and Issuer

This Amendment No. 2 (the “Amendment”) amends Items 1, 2, and 5 of the Schedule 13D (the “Original Schedule 13D”) originally filed by D.R. Horton, Inc., a Delaware Corporation (“D.R. Horton”) with the Securities and Exchange Commission (the “SEC”) on October 12, 2017, as amended by Amendment No. 1 thereto filed by D.R. Horton with the SEC on October 1, 2019. This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $1.00 per share (the “Common Stock”), of Forestar Group Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 2221 E. Lamar Blvd., Suite 790; Arlington, Texas 76006.

This Amendment is being filed to update the percentage of shares of Common Stock beneficially owned by D.R. Horton, which changed as a result of dilution from equity issuances by the Issuer. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by D.R. Horton.

(b) The business address of D.R. Horton is 1341 Horton Circle, Arlington, Texas 76011.

(c) The principal business of D.R. Horton is to construct and sell homes.

(d)-(e) During the last five years, D.R. Horton has not (i) been convicted of a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship: Delaware

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling D.R. Horton (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. Except as set forth on Schedule I hereto, none of the Listed Persons have any beneficial interest in any Common Stock. To D.R. Horton’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information provided in response to Item 2 hereof is hereby incorporated by reference into this Item 5. D.R. Horton beneficially owns 31,451,063 shares of Common Stock, which represents approximately 64.0% of the shares of Common Stock outstanding as of April 19, 2021.

(c) Except as described in this Schedule 13D, neither D.R. Horton nor, to D.R. Horton’s knowledge, the Listed Persons, has effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d) D.R. Horton has the right to receive distributions from, and the proceeds from the sale of, the Common Stock reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by D.R. Horton to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Stock beneficially owned by D.R. Horton.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2021

D.R. HORTON, INC.

By:	/s/ Thomas B. Montano
Name: Thomas B. Montano
Title: Vice President and Corporate Secretary

SCHEDULE I

Executive Officers of D.R. Horton, Inc.

Donald R. Horton

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Director, Chairman of the Board

Citizenship: USA

Amount Beneficially Owned: 0

David V. Auld

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: President and Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 25,000

Michael J. Murray

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Executive Vice President and Chief Operating Officer

Citizenship: USA

Amount Beneficially Owned: 1,000

Bill W. Wheat

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Executive Vice President and Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 20,000

Board of Directors of D.R. Horton, Inc.

Donald R. Horton

(see above)

Barbara K. Allen

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 7,550

Brad S. Anderson

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Executive Vice President of CBRE Group, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Michael R. Buchanan

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Michael W. Hewatt

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Maribess L. Miller

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0